clearone communications, inc. Electronic EDGAR Proof

Job Number:	**Form8-K08312006**
Company Name:	**ClearOne Communications, Inc.**
Form Type:	**8-K**
Reporting Period / Event Date:	**08-31-2006**
Customer Service Representative:	**Ann Dartnell**
Revision Number:	**1**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NONE**
Sub Filer Id	**0000840715**
Sub Filer Ccc	**xxxxxxxx**
Contact Name	**Ann Dartnell**
Contact Phone Number	**801-303-3597**
Item Ids	**8.01**
Reporting Period	**08-31-2006**
Global Enclosed File Count	**3**

Documents

8-K	**form8-k08312006.htm**
	Form 8-K dated 08/31/2006 ClearOne's Board of Directors Authorizes Stock Buy-Back
EX-99.1	**ex-991.htm**
	ClearOne's Board of Directors Authorizes Stock Buy-Back
8-K	**form8-k08312006.pdf**
	Form 8-K dated 08-31-2006 ClearOne's Board of Directors Authorizes Stock Buy-Back

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>off</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NONE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Ann Dartnell</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>801-303-3597</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000840715</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>8.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>08-31-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form8-k08312006.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Form 8-K dated 08/31/2006 ClearOne's Board of Directors Authorizes Stock Buy-Back</value>
    </field>
    <data sid="data1">
      <filename>form8-k08312006.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>ex-991.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>ClearOne's Board of Directors Authorizes Stock Buy-Back</value>
    </field>
    <data sid="data2">
      <filename>ex-991.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>form8-k08312006.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>Form 8-K dated 08-31-2006 ClearOne's Board of Directors Authorizes Stock Buy-Back</value>
    </field>
    <data sid="data3">
      <filename>form8-k08312006.pdf</filename>
      <mimedata>
```

```
        </mimedata>
      </data>
    </page>
    <page sid="PAGE3">
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
    <page sid="PAGE7">
    </page>
</XFDL>
```

Filer: ClearOne Communications, Inc.   Form Type: 8-K   Period: 08-31-2006   Job Number: Form8-K08312006   Rev: 1   Sequence: 1
Project: form8-k08312006.pdml   Document Name: form8-k08312006.htm   Saved: 8/31/2006 10:05:29   Printed: 8/31/2006 10:05:53
clearone communications, inc.   Description: Form 8-K dated 08/31/2006 ClearOne's Board of Directors Authorizes Stock Buy-Back   Created using EDGARizer HTML

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **August 31, 2006**

ClearOne Communications, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Utah
(State or Other Jurisdiction of Incorporation)

000-17219	**87-0398877**
(Commission File Number)	(I.R.S. employer identification number)

1825 Research Way, Salt Lake City, Utah	**84119**
(Address of principal executive offices)	(Zip Code)

(801) 975-7200
(Registrant's Telephone Number, Including Area Code)

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

1

Filer: ClearOne Communications, Inc.   Form Type: 8-K   Period: 08-31-2006   Job Number: Form8-K08312006   Rev: 1   Sequence: 2
Project: form8-k08312006.pdml   Document Name: form8-k08312006.htm   Saved: 8/31/2006 10:05:29   Printed: 8/31/2006 10:05:53
clearone communications, inc.   Description: Form 8-K dated 08/31/2006 ClearOne's Board of Directors Authorizes Stock Buy-Back   Created using EDGARizer HTML

Item 8.01. Other Events.

On August 31, 2006, ClearOne Communications, Inc. (the "Company") issued a press release attached hereto as Exhibit 99.1 and incorporated by reference. In the press release, the Company announced that its Board of Directors had authorized a new stock buy-back program to acquire up to $2,000,000 in the Company's common stock during the next twelve months. All purchases will be executed in accordance with applicable federal securities laws.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Title of Document	Location
99.1	Press Release dated August 31, 2006 captioned "ClearOne's Board of Directors Authorizes Stock Buy-Back."	This Filing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEARONE COMMUNICATIONS, INC.

Date: August 31, 2006   By: /s/ Zeynep Hakimoglu
                                        Zeynep Hakimoglu
                                        President and Chief Executive Officer

2

Filer: ClearOne Communications, Inc.   Form Type: 8-K   Period: 08-31-2006   Job Number: Form8-K08312006   Rev: 1   Sequence: 1
Project: form8-k08312006.pdml   Document Name: ex-991.htm   Saved: 8/31/2006 10:00:21   Printed: 8/31/2006 10:05:54
clearone communications, inc.   Description: ClearOne's Board of Directors Authorizes Stock Buy-Back   Created using EDGARizer HTML

Investor Relations
ClearOne
(801) 303-3555

Robert Jaffe
PondelWilkinson Inc.
(310) 279-5969

CLEARONE'S BOARD OF DIRECTORS AUTHORIZES STOCK BUY-BACK

Salt Lake City, UT - August 31, 2006 - ClearOne Communications, Inc. (OTC: CLRO.OB) today announced that the Board of Directors approved a stock buy-back program to purchase up to $2,000,000 of the Company's common stock over the next 12 months on the open market. All purchases will be executed in accordance with applicable federal securities laws.

About ClearOne

ClearOne is a communications solutions company that develops and sells audio conferencing systems and other related products for audio, video, and web conferencing applications. The reliability, flexibility, and performance of ClearOne's comprehensive solutions create a natural communications environment, which saves organizations time and money by enabling more effective and efficient communication. For more information, visit ClearOne's website at www.clearone.com.

This release contains "forward-looking" statements that are based on present circumstances and on ClearOne's predictions with respect to events that have not occurred, that may not occur, or that may occur with different consequences and timing than those now assumed or anticipated. Such forward-looking statements, including statements regarding the company's ability to successfully commercialize newer products and enter new markets, are not guarantees of future performance or results and involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements. Such forward-looking statements are made only as of the date of this release and ClearOne assumes no obligation to update forward-looking statements to reflect subsequent events or circumstances. Readers should not place undue reliance on these forward-looking statements.

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